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                          [LETTERHEAD OF PRIMESOURCE]


                                                              September 11, 2001




Dear Shareholders:

         As you may be aware, on September 4, 2001, PrimeSource Corporation entered into an Agreement and Plan of a Merger with Fuji Photo Film U.S.A., Inc. ("Fuji"), Enovation Graphic Systems, Inc. ("Enovation"), a wholly-owned subsidiary of Fuji and FPF Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of Enovation pursuant to which the Purchaser agreed to commence a tender offer for PrimeSource common stock for a cash price of $10.00 per share, net to the selling shareholder. The tender offer is conditioned upon, among other things, the tender of PrimeSource shares which, together with the shares already owned by Fuji, represent at least 80% of the shares outstanding on the expiration date of the offer, and upon the receipt of required regulatory approvals. The merger agreement provides that, following completion of the tender offer, the Purchaser will merge into PrimeSource and any outstanding PrimeSource shares that are not acquired through the tender offer will be converted in the merger into the right to receive $10.00 in cash.

         YOUR BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, AND THE BOARD RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES OF PRIMESOURCE COMMON STOCK.

         In arriving at its recommendation, the Board gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9, including the opinion of Berwind Financial, L.P., PrimeSource's financial advisor (which is attached as Annex A to the Schedule 14D-9), that the consideration to be received by the shareholders is fair from a financial point of view. We urge you to read the enclosed Schedule 14D-9 and the related tender offer materials carefully and encourage you to tender your shares promptly.

         On behalf of PrimeSource's Board of Directors, I thank you for the support you have given to the Company over the years.

                                             Sincerely,

                                             /s/ James F. Mullan

                                             James F. Mullan
                                             Chairman of the Board, President
                                             and Chief Executive Officer